UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Global Clean Energy Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

378989206
(CUSIP Number)

ExxonMobil Renewables LLC
22777 Springwoods Village Parkway
Spring, TX 77389

with copies to:

Louis Goldberg
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ExxonMobil Renewables LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,020,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,020,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,020,366 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of (a) a warrant exercisable for 13,530,723 shares of common stock (“Common Stock”) of Global Clean Energy Holdings, Inc. (the “Issuer”), at an exercise price of $2.25 per share, exercisable immediately and (b) a warrant exercisable for 2,489,643 shares of Common Stock of the Issuer, at an exercise price of $2.25 per share, exercisable immediately.

(2)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 42,327,827 shares of Common Stock issued and outstanding as of November 14, 2022, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 14, 2022 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON Exxon Mobil Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,520,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,520,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,520,366 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (2)
14	TYPE OF REPORTING PERSON CO

(1)	In its capacity as indirect beneficial owner of (a) a warrant exercisable for 13,530,723 shares of Common Stock of the Issuer, directly owned by ExxonMobil Renewables LLC, a wholly-owned subsidiary of Exxon Mobil Corporation, with an exercise price of $2.25 per share, exercisable immediately, (b) a warrant exercisable for 2,489,643 shares of Common Stock of the Issuer, directly owned by ExxonMobil Renewables LLC, a wholly-owned subsidiary of Exxon Mobil Corporation, with at an exercise price of $2.25 per share, exercisable immediately and (c) a warrant exercisable for 6,500,000 shares of Common Stock, directly owned by ExxonMobil Renewables LLC, with an exercise price of $2.25 per share, exercisable upon the earlier of (i) the date on which ExxonMobil Oil Corporation, another wholly-owned subsidiary of Exxon Mobil Corporation, extends the term of its Product Off-Take Agreement, dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation, and (ii) a change of control or sale of the Issuer, or the dissolution of the Issuer. The 6,500,000 shares of Common Stock underlying such warrant are only deemed beneficially owned by Exxon Mobil Corporation, and not ExxonMobil Renewables LLC, because only Exxon Mobil Corporation, as the sole member of ExxonMobil Renewables LLC, has the power to control the exercisability of such warrant at its option.

(2)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 42,327,827 shares of Common Stock issued and outstanding as of November 14, 2022, as reported on the Form 10-Q.

Introduction

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 29, 2022 (the “Original Schedule 13D”, as amended on August 9, 2022 (“Amendment No. 1”), and, as further amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D or Amendment No. 1. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the shares of common stock (“Common Stock”) of Global Clean Energy Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal executive office is 2790 Skypark Drive, Suite 105, Torrance, CA 90505.

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D to add the following new paragraph after the second paragraph:

On February 28, 2023, ExxonMobil Oil Corporation, a subsidiary of Exxon Mobil Corporation, (“EMOC”) delivered a letter (the “Notice of Termination”) to Bakersfield Renewable Fuels LLC (“BRF”) and GCE Holdings Acquisitions, LLC, subsidiaries of the Issuer (“GCE”), providing written notice, effective as of July 1, 2023, of the irrevocable termination of the Product Off-Take Agreement, dated effective April 10, 2019, by and between GCE and EMOC (as amended, the “POA”), without any further action of EMOC, upon the failure of the renewable diesel facility located in Bakersfield, California commencing operations contemplated by the POA (the “Start Date”) by June 30, 2023. The POA entitles either party to the agreement to terminate the POA upon delivery of written notice to the other party if the Start Date does not occur by June 30, 2023 (the “Outside Start Date”).

The Start Date is and always has been critically important to EMOC and is a material term of the POA. All information known to EMOC points to the Start Date not occurring by the Outside Start Date. Therefore, EMOC has concluded that it is necessary to provide the Notice of Termination to BRF and GCE.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Original Schedule 13D to add the following paragraph to the end of Item 6:

Complaint Under Section 220 of the Delaware General Corporation Law

On March 1, 2023, ExxonMobil Renewables LLC, in its capacity as a preferred stockholder of the Issuer, filed a complaint against the Issuer in the Court of Chancery of the State of Delaware to compel inspection of the Issuer’s books and records under Section 220 of the Delaware General Corporation Law to investigate concerns of misconduct and mismanagement by the Issuer’s management team.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 2, 2023

EXXONMOBIL RENEWABLES LLC By: Exxon Mobil Corporation Its: Sole Member

By:	/s/ James R. Chapman
	Name:	James R. Chapman
	Title:	Vice President, Tax and Treasurer of Exxon Mobil Corporation

EXXON MOBIL CORPORATION

By:	/s/ James R. Chapman
	Name:	James R. Chapman
	Title:	Vice President, Tax and Treasurer of Exxon Mobil Corporation